As filed with the Securities and Exchange Commission on March 18, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13 (E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT
TRUST V, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

53227M 107
(CUSIP Number of Class of Securities)

Terri Warren Reynolds, Esq.
c/o The Lightstone Group
Lightstone Value Plus Real Estate Investment Trust V, Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, New Jersey 08701
(732) 367-0129
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation: $15,500,000 (a)	Amount of Filing Fee*: $2,011.90 (b)

(a)	Calculated as the maximum aggregate purchase price to be paid for shares of common stock.

(b)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $129.80 per million of the aggregate amount of cash offered by the Company.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,011.90	Filing Party: Lightstone Value Plus Real Estate Investment Trust V, Inc.
Form or Registration No.: TO-I	Date Filed: December 17, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 6 supplements and amends the Tender Offer Statement on Schedule TO of Lightstone Value Plus Real Estate Investment Trust V, Inc., a Maryland corporation (the “Company”), filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2019 (the “Schedule TO”) relating to the Company’s offer to purchase for cash up to 2,000,000 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), subject to the Company’s ability to increase the number of Shares accepted for payment in the offer by up to, but not more than, 2% of the Company’s outstanding Shares (resulting in a commensurate increase in the number of Shares by up to approximately 444,000 Shares) without amending or extending the offer in accordance with rules promulgated by the Securities and Exchange Commission, at a purchase price of $7.75 per Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The tender offer was made upon, and subject to, the terms and conditions set forth in the Offer to Purchase, dated December 17, 2019, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at midnight Eastern Time, on February 28, 2020, and a total of 2,183,888 Shares were validly tendered and not withdrawn pursuant to the Offer as of such date, an amount that exceeded the maximum number of Shares the Company offered to purchase pursuant to the Offer. In accordance with the terms of the Offer, the Company will purchase a total of 2,000,000 Shares validly tendered and not withdrawn at a price of $7.75 per Share for an aggregate purchase price of $15.5 million.  Because the amount of repurchase requests exceeded the number of Shares the Company sought to repurchase, the Company will repurchase Shares on a pro-rata basis, subject to “odd lot” priority as described in the Offer. Stockholders who owned fewer than 100 shares in the aggregate and who properly tendered and did not withdraw such Shares and elected to be subject to “odd lot” priority will not be subject to proration, in accordance with the terms of the Offer.  All shares tendered by eligible Odd Lot Holders (as defined in the Offer) will be repurchased. Approximately 91.58% of the number of Shares tendered by each remaining stockholder who participated in the tender offer will be repurchased by the Company.

 SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

LIGHTSTONE VALUE REAL ESTATE INVESTMENT TRUST V, INC.

Date: March 18, 2020
	BY:	/s/ Terri Warren Reynolds
Terri Warren Reynolds
Senior Vice President, General Counsel and Secretary